UNITED STATES
	SECURITIES AND EXCHANGE COMMISSION
	450 Fifth Street, N.W.
	Washington, D.C. 20549



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	FAX TRANSMITTAL

PLEASE DELIVER THE FOLLOWING PAGES TO:

Name: 	Elizabeth Chen

Organization:  Sidley Austin Brown & Wood LLP

Telecopier Number: 	(212) 839-5599

Total Number of Pages, Including Cover Sheet:  2

Re: 	CSFB Asset Repackaging Depositor LLC
	Form S-3; File No. 333-121295
	Filed December 7, 2004

Document:

We have additional comments relating to the above referenced filing.

Swap Agreements, page 38

1. Our understanding is that the Interest Rate Option is similar to,
if not identical to, an interest rate swap. We suggest that you revise to delete your reference to "options" generally in this section, including "interest rate option" and "currency option," or explain supplementally why they are necessary.  Also, please remove
the parenthetical on page 38, "including any option with respect to
any of the foregoing transactions."   In addition, please confirm
supplementally that none of the transactions contemplated in this discussion would have an equity based security as its reference obligation.





	FROM:
	Hanna T. Teshome
Attorney-Adviser
	Division of Corporation Finance

	Telephone Number:   (202) 942-2975
	Telecopier Number:   (202) 942-9527

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